UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For November 14, 2017

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
 *-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20- F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” or “the company”)

KUSASALETHU EMPLOYEES RETURN TO WORK

Johannesburg, Tuesday, 14 November 2017. Harmony Gold Mining Company Limited (“Harmony” and/or “the Company”) advises that employees at its Kusasalethu mine have returned to work after two days of unprotected industrial action at the mine. The employees reported to work last night for the night shift and day shift this morning.

“For Kusasalethu to be profitable, discipline has to be restored and focus needs to remain on safety and productivity. We call on all unions’ leadership and employees to accept this shared responsibility”, Peter Steenkamp, chief executive officer of Harmony said.

The unprotected strike by employees started on Friday, 10 November 2017, in response to the dismissal of 6 employees, all members of AMCU’s branch leadership at the mine. Their dismissal follows an extensive and lengthy disciplinary process followed by management and remains intact.

Ends.

For more details contact:

Lauren Fourie
Investor Relations Manager
+27 (0) 71 607 1498 (mobile)

14 November 2017

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: November 14, 2017	By:	/s/ Frank Abbott
Name Frank Abbott
Title Financial Director